Exhibit (a)(1)(J)
Stock Option Exchange Reminder Email
Dear Employee
This is a reminder that the deadline of 2:00 p.m., Pacific Time on August 11, 2009 is fast approaching for you to elect to participate in Flextronics’s offer to exchange certain of your stock options for replacement options. We currently have no intentions of extending this deadline.
You can make, change or withdraw your election at any time before the deadline by following the instructions on the exchange offer website at https://flextronics.equitybenefits.com, or by properly completing and submitting a paper election form. After the exchange offer ends, you cannot make, change or withdraw your election and all elections will be final.
Your participation in the exchange offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options that you hold will remain subject to their present terms. Questions about the exchange offer should be made by email to stock.admin@flextronics.com or telephone at 1-408-956-6731.
The complete terms and conditions of the exchange offer are described in the Offer to Exchange Certain Stock Options for Replacement Options, dated as of July 14, 2009, which you can access at https://flextronics.equitybenefits.com.